MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

February 14, 2008

3.	News Release

A news release dated February 14, 2008, disclosing in detail the material summarised in this material change report was disseminated through the facilities of Marketwire (Canada and U.S. disclosure package) on February 14, 2008 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On February 14, 2008, TransGlobe announced its 2007 year end reserves and a revised 2008 forecast.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

February 14, 2008

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES 2007 YEAR END RESERVES
AND REVISED 2008 FORECAST

CALGARY, Alberta, (Marketwire) Thursday, February 14, 2008 – TransGlobe Energy Corporation (TSX symbol "TGL"; NASDAQ symbol "TGA”) announces 2007 Year End Reserves and revised 2008 Forecast.

TRANSGLOBE ENERGY CORPORATION – RESERVES AND ESTIMATED FUTURE NET REVENUES:

TransGlobe Energy Corporation’s (“Company”) 2006 and 2007 year end reserves were prepared by the independent reserve evaluators DeGolyer and MacNaughton Canada Limited (“DeGolyer”) in accordance with the Canadian National Instrument (NI) 51-101 policy.

RESERVES:

Total Proved reserves for the Company increased 27% from 9.3 MMBoe (“MMBoe” is million barrels of oil equivalent, converting natural gas at 6 : 1) at December 31, 2006 to 11.9 MMBoe at December 31, 2007. Proved reserve increases replaced 222% of the 2.06 MMBoe produced during 2007.

Total Proved plus Probable reserves for the Company increased by 41% from 11.7 MMBoe at December 31, 2006 to 16.4 MMBoe at December 31, 2007. Proved plus Probable reserve increases replaced 330% of 2007 production.

Increases in Proved and Proved plus Probable reserves were primarily associated with the acquisition of two private companies (Dublin and Drucker, announced September 26, 2007 Press Release) with interests in the West Gharib Concession in Egypt. These acquisitions were completed on September 25, 2007.

	December 31, 2007	December 31, 2006	Increase
	MMBoe *	MMBoe *	(%)
Proved
Yemen	6.6	7.0	(7)%
Egypt**	2.8	-	N/A
Canada	2.5	2.3	9%
Total Proved	11.9	9.3	27%

Proved plus Probable
Yemen	7.5	8.0	(7)%
Egypt**	5.1	-	N/A
Canada	3.8	3.7	4%
Total Proved plus Probable	16.4	11.7	41%

*	Working Interest before royalties.
**	Reserves do not include reserves for GHP Exploration acquisition, which closed February 5, 2008.

On February 5, 2008 the Company completed the acquisition of GHP Exploration which holds a 30% interest in the West Gharib Concession in Egypt. The Company estimates that total Company Proved reserves increased 13% to approximately 13.2 MMBoe and total Company Proved plus Probable reserves increased approximately 17% to 19.0 MMBoe (production adjusted, pro-forma February 5, 2008).

Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The recovery and reserve estimates of crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGLs and natural gas reserves may be greater than, or less than, the estimates provided herein.

All reserves presented are based on DeGolyer Forecast Pricing, effective December 31, 2007 and December 31, 2006, respectively.

ESTIMATED FUTURE NET REVENUES:

All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company’s properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

The estimated future net revenues presented below in US dollars are calculated using the independent engineering evaluator’s price forecast and constant pricing at December 31, 2007.

All the Company’s Canadian properties are located in the Province of Alberta. In 2007, the Alberta government announced a royalty review which could potentially increase royalties starting in 2009. The proposed changes to the Alberta royalty structure have not been finalized and therefore not put into law as of year end 2007. The values presented below were calculated using the Alberta royalties which are currently in effect, which are the same as the 2006 evaluation.

The estimated future net revenues presented below are calculated using the average price received December 31 of the respective reporting periods. The prices were held constant for the life of the reserves.

Present Value of Future Net Revenues, Before Income Tax*
Constant Pricing
	December 31, 2007					December 31, 2006
	Discounted at					Discounted at
	Undis-					Undis-
($US MM)	counted	5%	10%	15%	20%	counted	5%	10%	15%	20%

Proved
Yemen *	145	122	106	93	83	94	80	70	62	55
Egypt*	61	52	46	41	37	-	-	-	-	-
Canada **	74	63	54	47	42	49	42	37	33	30
Total Proved	280	237	206	181	161	143	123	107	95	85
Proved plus Probable
Yemen *	167	140	119	104	92	105	89	77	67	60
Egypt*	104	87	74	64	56	-	-	-	-	-
Canada **	120	95	78	66	57	76	63	53	45	40
Total Proved plus Probable	392	322	271	234	204	182	152	129	112	99

*	Yemen and Egypt future net revenues presented are after Yemen and Egyptian income tax respectively.
**	Canadian values converted at the December 31, 2007 and December 31, 2006 exchange rates of 0.9843 $US/$C and 1.1654 $US/$C respectively.

The estimated future net revenues presented below are calculated using the independent engineering evaluator’s price forecast.

Present Value of Future Net Revenues, Before Income Tax*
Independent Evaluator’s Price Forecast
	December 31, 2007					December 31, 2006
	Discounted at					Discounted at
	Undis-					Undis-
($US MM)	counted	5%	10%	15%	20%	counted	5%	10%	15%	20%

Proved
Yemen *	125	107	94	83	74	94	81	71	63	57
Egypt*	54	47	41	37	33	-	-	-	-	-
Canada **	68	58	50	44	39	64	55	49	43	39
Total Proved	247	212	185	163	146	158	136	120	106	96
Proved plus Probable
Yemen *	143	121	104	91	81	107	91	79	69	61
Egypt*	91	76	65	56	50	-	-	-	-	-
Canada **	109	87	73	62	53	101	83	70	60	52
Total Proved plus Probable	343	285	242	209	184	207	173	148	129	114

*	Yemen and Egypt future net revenues presented are after Yemen and Egyptian income tax respectively.
**

Canadian values converted at the December 31, 2006 exchange rate of 1.1654 $US/$C. The December 31, 2007 Canadian values were run at an exchange rate of 1.0 $US/$C, which is the independent evaluators’ forecasted exchange rate.

The following table summarizes the constant pricing used to estimate future net revenues.

	December 31, 2007		December 31, 2006
	Oil	Natural Gas	Oil	Natural Gas
	US$/Bbl	US$/Mcf	US$/Bbl	US$/Mcf
Yemen *	92.62	-	59.76	-
Egypt**	69.60	-	-	-
Canada ***	79.41	7.97	54.26	5.58

*	Yemen prices are based on prices received for production from Block 32 and Block S-1.
**	Egypt prices are based on prices received for production from West Gharib.
**	Canadian prices are based on prices received for Canadian production converted at the December 31, 2007 and December 31, 2006 exchange rates of 0.9843 $US/$C and 1.1654 $US/$C respectively.

The following table summarizes the independent evaluator’s price forecast used to estimate future net revenues.

	WTI Oil Reference		AECO Spot Gas Reference
	US$/Bbl		US$/Mcf
Year	2007	2006	2007*	2006*
2008	90.00	65.52	6.69	6.79
2009	86.52	64.27	7.29	6.62
2010	84.87	61.73	7.18	6.42
2011	83.32	59.07	7.13	6.59
2012	82.78	59.11	7.19	6.67
2013	82.19	60.29	7.21	6.80
2014	81.53	61.50	7.35	6.93
Forecasted	2%/yr	2%/yr	2%/yr	1.9% to 2017
				then 2%

*

The December 31, 2007 AECO spot gas price forecast was prepared at an exchange rate of 1.0 $US/$C, which is the independent evaluators’ forecasted exchange rate. The 2006 AECO spot gas price forecast was converted at the December 31, 2006 exchange rate of 1.1654 $US/$C.

2007 PRODUCTION (WORKING INTEREST BEFORE ROYALTIES):

The Company’s 2007 average production of 5,651 Boepd was increased 11% from 5,093 Boepd in 2006. Production in December 2007 was up 24% to an average of 6,810 Boepd compared to the average production of 5,472 Boepd in December 2006.

In Yemen, oil production averaged 3,826 Bopd in 2007, down 5% from 4,021 Bopd in 2006. On Block S-1, production averaged 2,624 Bopd in 2007 up 1% from 2006. With the completion of the An Nagyah central production facility in mid 2007, the Company’s working interest share of production from the field increased to 2,800+ Bopd by year end. On Block 32, production averaged 1,202 Bopd in 2007 which was 16% lower than 2006 due to natural declines associated with the Tasour field. Production declines in Tasour were partially offset by production additions from the Godah field in 2007. In December, production in Yemen averaged 3,758 Bopd.

In Egypt, oil production averaged 432 Bopd in the calendar year 2007 or 1,607 Bopd for the period September 25 to December 31, 2007. Production in Egypt averaged 1,597 Bopd in December 2007.

In Canada, production averaged 1,394 Boepd in 2007, up 30% from an average of 1,072 Boepd in 2006. In December, production averaged 1,447 Boepd.

2008 PRODUCTION UPDATE (WORKING INTEREST BEFORE ROYALTIES):

Production averaged approximately 6,970 Boepd during the month of January 2008, comprised of 3,870 Bopd from Yemen, 1,640 Bopd from Egypt and 1,460 Boepd from Canada.

February 2008 production is expected to average approximately 7,900 Boepd with the addition of 900 Bopd in Egypt associated with the acquisition of GHP Exploration on February 5, 2008.

2008 REVISED FORECAST:

  The revised base 2008 forecast for total Company production is expected to average 6,900 to 7,100 Boepd from current fields in Yemen, Egypt and in Canada, an increase of 24% over 2007. The revised 2008 forecast is a 25% increase from the original 2008 forecast of 5,500 to 5,700 Boepd, provided December 18, 2007 (press release).
  The revised 2008 forecast incorporates the acquisition of GHP Exploration in Egypt on Feb. 5, 2008 (approximately 900 Bopd) and the sale of the Canadian assets in the middle of second quarter of 2008 (approximately 1,400 Boepd).
  28 exploration and development wells are planned for Yemen and Egypt during 2008, an increase of 65% from 2007.
  Production increases from development wells in West Gharib were included in the 2008 forecast. No increases were included in the forecast from exploration success or development drilling in Yemen.

The planned 2008 exploration and development capital program is now increased to US$58 million from $48 million to incorporate the higher working interest in West Gharib. It is anticipated the capital budget can be fully funded out of cash flow, working capital and debt, if required. The revised target for cash flow from operations for 2008 is expected to be between $53 and $57 million based on an average dated Brent oil price of $80.00/Bbl and an average AECO gas price of C$7.00/Mcf. The 2008 cash flow forecast is based on the revised production target of 6,900-7,100 Boepd.

It is expected the 2007 year end and fourth quarter financial results will be released March 10, 2008.

About TransGlobe Energy:

TransGlobe Energy is a growth-oriented international energy company engaged in the exploration, development and production of crude oil and natural gas in the Republic of Yemen, the Arab Republic of Egypt and Alberta, Canada. TransGlobe holds interests in over 1.34 million gross acres in Yemen (368,000 net acres) and 5.5 million acres in Egypt (2.7 million net acres). Financially strong, TransGlobe has reported seven consecutive years of net income.

Cautionary Statement to Shareholders:

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:
Ross G. Clarkson, President & C.E.O.
- or -
Lloyd W. Herrick, Vice President & C.O.O.
s/s Ross Clarkson
Executive Offices:
#2500, 605 –5th Avenue, S.W.,
Calgary, AB T2P 3H5
Ross G. Clarkson
President & C.E.O.	Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com